June 8, 2015

Via EDGAR

Dietrich A. King
Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             PacWest Bancorp

Amendment No. 1 to Registration Statement on Form S-4
Filed May 20, 2015
File No. 333-203573

Dear Mr. King:

On behalf of PacWest Bancorp (“PacWest” or the “Company”), set forth below are the responses to the comments and questions of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in your letter dated May 26, 2015 regarding the Company’s amendment to the registration statement on Form S-4 containing the preliminary proxy statement/prospectus, filed with the Commission on May 20, 2015.  For your convenience, this letter is formatted to reproduce your numbered comment in bold text followed by our response.

In the response, the Company has agreed to change or supplement the disclosures in its filings.  It is doing so in the spirit of cooperation with the Staff, and not because the Company believes its prior filing is materially deficient or inaccurate.  Accordingly, any amendment to its filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures by the Company were in any way deficient.

With this letter, the Company is filing Amendment No. 2 to the S-4 with the Commission today, which includes the revised disclosure and certain other updated information.

Material U.S. Federal Income Tax Consequences of the Merger, page 92; Exhibit 8.1 — Opinion of Sullivan & Cromwell LLP regarding certain tax matters; Exhibit 8.2 — Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters

1.                                      Please revise your tax disclosure, and please have counsel revise their respective tax opinions, to comport with the guidance in Staff Legal Bulletin No. 19 (Oct. 14, 2011) regarding tax opinions.

The Company respectfully advises the Staff that it has revised the disclosure on pages 97 and 98 and has revised Exhibits 8.1 and 8.2 in response to this comment.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (310) 712-6603.

Sincerely,

/s/ Patrick S. Brown
Patrick S. Brown

cc:                                Kori L. Ogrosky
(PacWest Bancorp)

Leah Webb
(Square 1 Financial, Inc.)

Matthew M. Guest
(Wachtell, Lipton, Rosen & Katz)